July 29, 2011	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	Peerless Systems Corporation
Registration Statement on Form S-1 (Registration No. 333-175084)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Peerless Systems Corporation, a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-175084) initially filed with the Commission on June 23, 2011, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above.  Pursuant to its discussions with the Staff of the Commission, on the date hereof, the Registrant is filing a new registration statement on Form S-1 with respect to the transaction.

The Registrant confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer